Exhibit 21

VECTREN UTILITY HOLDINGS, INC.

Subsidiaries

Wholly Owned Subsidiaries:
Name of Entity	State of Incorporation/ Jurisdiction	Doing Business As
▪ Southern Indiana Gas and Electric Company, Inc.	Indiana	Vectren Energy Delivery of Indiana, Inc.
▪ Indiana Gas Company, Inc.	Indiana, Ohio	Vectren Energy Delivery of Indiana, Inc.
▪ Vectren Energy Delivery of Ohio, Inc.	Ohio